Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 20, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow

Jennifer López-Molina

Division of Corporation Finance

Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Response dated May 25, 2023

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 1, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement.

The Company has also revised the Registration Statement in response to the Staff’s comments and is delivering concurrently with this letter a draft Amendment No. 9 to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement (the “Registration Statement”) in advance of the filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the draft Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

June 20, 2023

The Company has asked us to convey the following as its responses to the Staff:

Response dated May 25, 2023

Use of Proceeds, page 75

1.	Please explain to us how you determined the amount of the net proceeds associated with increases/decreases in each of the offering price and number of shares offered.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment. The effect on the amount of net proceeds associated with a $1.00 (decrease) increase in the initial public offering price per share is derived as follows:

	Effect of $1.00 Decrease	Effect of $1.00 Increase
Change in initial public offering price per share	$(1.00)	$1.00
Multiplied by: Common shares included in this offering	18,750,000	18,750,000

Change in gross proceeds from this offering	$(18,750,000)	$18,750,000
Estimated decrease (increase) in underwriting discounts and commissions and estimated offering expenses payable	1,171,875	(1,171,875)

(Decrease) Increase in net proceeds from this offering	(17,578,125)	17,578,125

Rounded to nearest million	$(17.6)	$17.6

The effect on the amount of net proceeds associated with a 1.0 million (decrease) increase in the number of shares offered is derived as follows:

	Effect of 1 Million Share Decrease	Effect of 1 Million Share Increase
Change in shares included in this offering	(1,000,000)	1,000,000
Multiplied by: Assumed initial public offering price of $16.00 per share	$16.00	$16.00

Change in gross proceeds from this offering	$(16,000,000)	$16,000,000
Estimated decrease (increase) in underwriting discounts and commissions and estimated offering expenses payable	$1,000,000	$(1,000,000)

(Decrease) Increase in net proceeds from this offering	(15,000,000)	15,000,000

Rounded to nearest million	$(15.0)	$15.0

The Company has also revised its disclosure on page 77 of the draft Registration Statement to disclose the estimated change in underwriting discounts and commissions and estimated offering expenses payable by us for each of the sensitivity disclosures.

United States Securities and Exchange Commission

June 20, 2023

2.

You disclose on the bottom of page 75 you intend to invest the net proceeds of the offering that are not used. It appears the amount of debt to be repaid is $296.1 million and the amount of net proceeds is $259.0 million, so it appears there will not be any net proceeds available to invest. Please advise and revise as appropriate.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and refers the staff to the revised disclosure on pages 24 and 77 of the draft Registration Statement.

Capitalization, page 77

3.	Please reconcile for us in detail the change between actual and as adjusted cash and cash equivalents. In so doing, consider revising your disclosure to clarify how the change was determined.

Response to Comment 3

The Company respectfully acknowledges the Staff’s comment and refers the staff to the revised disclosure on pages 79 and 80 of the draft Registration Statement.

.

4.

You present here the actual and as adjusted issued and outstanding amounts of common stock are 141,735 and 160,485, respectively. Elsewhere in the filing amounts shown for these respective shares are 141,702(,634) and 160,452(,634). Please reconcile these amounts and revise throughout the filing as appropriate.

Response to Comment 4

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 25, 66, 79, 80 and 181 of the draft Registration Statement to reflect the effect of common stock shares repurchased after April 1, 2023.

5.	Please reconcile for us in detail the change between actual and as adjusted total stockholders’ equity. In so doing, consider revising your disclosure to clarify how the change was determined.

Response to Comment 5

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the revised disclosure on pages 79 and 80 of the draft Registration Statement.

Dilution, page 79

6.	Please explain to us how you derived the as adjusted net tangible book deficit of $644.3 million.

Response to Comment 6

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the revised disclosure on page 81 of the draft Registration Statement. The revised disclosure provides a quantitative description of the reduction in net tangible book deficit after giving effect to the offering, the use of proceeds, and the share repurchase. In addition, please see the table below for additional details regarding the computation of as adjusted net tangible book value.

United States Securities and Exchange Commission

June 20, 2023

(in thousands)	Actual Net Tangible Book Deficit	Net Proceeds from this Offering	Deferred Offering Costs (1)	Share Repurchase (2)	Repayment of Indebtedness (3)	As Adjusted Net Tangible Book Deficit
Total Assets	$1,705,059	$272,250	$(10,246)	$(503)	$(280,447)	$1,686,113
Less: Goodwill	(682,061)	—	—	—	—	(682,061)
Less: Intangible assets	(169,547)	—	—	—	—	(169,547)
Less: Total liabilities	(1,753,473)	—	—	—	270,717	(1,482,756)

Net tangible book Deficit	$(900,022)	$272,250	$(10,246)	$(503)	$(9,730)	$(648,251)

(1)   As of April 1, 2023, the Company had $10.2 million of deferred offering costs capitalized within prepaid expenses and other current assets. These deferred offering costs are applied against the net proceeds of this offering and reclassified to equity.

(2)   Subsequent to April 1, 2023, the Company repurchased 32,624 shares, resulting in a reduction to cash and cash equivalents of $0.5 million.

(3)   Reflects the use of the net proceeds of $272.3 million received by us from this offering and an estimated $8.2 million of cash on the balance sheet toward the repayment of indebtedness, including accrued and unpaid interest and premium under the Term Loan Facility and the Notes. The reduction to total liabilities of reflects payments of $272.3 million toward principal reduction under the Term Loan Facility and the Notes and $6.6 million toward accrued and unpaid interest and premium under the Term Loan Facility and Notes, which are partially offset by an $8.1 million reduction of deferred debt issuance costs related to the prepayment of the Company’s debt.

Consolidated Statements of Stockholders’ Equity, page F-5

7.

Please clarify the number of shares of common stock at December 31, 2022 is consistent with the amount in the consolidated balance sheets at the same date. Also, verify the summation of the share amounts in the common stock column for fiscal 2022.

Response to Comment 7

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the revised disclosure on page F-5 of the draft Registration Statement.

Condensed Consolidated Statements of Stockholders’ (Deficit) Equity, page F-37

8.

Please clarify the number of shares of common stock at December 31, 2022 and April 1, 2023 is consistent with amounts presented elsewhere of the same dates. Also, verify the summation of the share amounts in the common stock column between these dates.

Response to Comment 8

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the revised disclosure on page F-37 of the draft Registration Statement.

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United States Securities and Exchange Commission

June 20, 2023

If the Staff has any questions concerning the above responses to the Comment Letter or the draft Registration Statement or requires further information, please do not hesitate to contact the undersigned at (212) 373-3445 or John C. Kennedy at (212) 373-3025.

Very truly yours,

/s/ Christodoulos Kaoutzanis
Christodoulos Kaoutzanis

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones Savers Value Village, Inc.
Mark Walsh Jay Stasz Richard Medway, Esq. Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.